Mail Room 4561

December 19, 2006

Don L. Merrill, Jr.
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, Texas 78006

      Re: Tootie Pie Company, Inc.
              Amendment No. 5 to the Registration Statement on the Form SB-2
              Filed December 13, 2006
              File No. 333-135702

Dear Mr. Merrill:

We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

Part II

Exhibit 5.1

1.   We note your statement that the Company is "registering the issuance under the Securities Act of 1933, as amended, up to 11,901,800 shares of its common stock…which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act." However, the registration statement relates to the resale of shares correctly owned or issuable pursuant to outstanding warrants by the selling shareholders named in that document, not the issuance of those shares by the Company. Please revise.

2.   We note your opinion that "the Shares will be duly and validly issued, fully paid and non-assessable shares of the Common Stock." Since 5,927,800 shares of common stock being sold in this resale registration statement have already been issued by Tootie Pie, you should revise your legal opinion to opine separately on outstanding shares and shares to be issued upon the exercise of warrants. Please revise your legal opinion also to opine that outstanding shares were duly and

validly issued, fully paid and are non-assessable.

3.   Please have counsel revise the statement that the opinion is limited "to the General Corporation Law of the State of Nevada" to clarify that governing law consulted in rendering the opinion includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any other questions. If you need further assistance, you may contact the undersigned at (202) 551-3730.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Facsimile (617) 243-0066
        Amy Trombly
        Trombly Business Law
        Telephone: (617) 243-0060